Meeting of Shareholders

On April 25, 2003, the Fund held its Annual Meeting of Shareholders (the "Meeting") to elect three Directors of the Fund ("Proposal 1"). The results of the proposal are as follows:

Proposal 1: Election of Directors.

Name For Withheld

Common Stock

Robert M. Ettinger 9,468,259 72,806

Robert F. Wulf 9,470,416 70,649

For Withheld

Preferred Stock

Donald F. Crumrine 646

Martin Brody, David Gale and Morgan Gust continue to serve in their capacities as Directors of the Fund.